--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                               LOISLAW.COM, INC.
                           (NAME OF SUBJECT COMPANY)
                                 ------------

                               LOISLAW.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  541431-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Kyle D. Parker
                               Loislaw.com, Inc.
                              105 North 28th St.
                              Van Buren, AR 72956
                                 (501) 471-5581
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                With copies to:

        Kenn W. Webb, Esq.                      Michael E. Dillard, P.C.
    Novakov Davis & Munck, P.C.        Akin, Gump, Strauss, Hauer & Feld, L.L.P.
     900 Three Galleria Tower               1700 Pacific Avenue, Suite 4100
         13155 Noel Rd.                         Dallas, Texas 75201-4675
        Dallas, TX 75240                             (214) 969-2800
          214-922-9221

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CONTACT:  Mary Dale Walters                     Kyle Parker
          Director of Public Relations          CEO
          Wolters Kluwer North America          Loislaw.com
          312-425-7014                          501-471-5581
          waltersm@wk-us.com                    kparker@loislaw.com



U.S. version of statement issued by Wolters Kluwer nv, Amsterdam


                       WOLTERS KLUWER TO ACQUIRE LOISLAW
                       ---------------------------------


(CHICAGO AND VAN BUREN, ARK, December 19, 2000) -- Wolters Kluwer nv and Loislaw.com, Inc., Van Buren, Ark., USA, an online provider of comprehensive legal information, announced today that they have entered into a definitive agreement for the sale of Loislaw.com (Nasdaq: LOIS) to Wolters Kluwer nv for approximately net $95 million, or $4.3545 per share. Wolters Kluwer nv said it will commence with a tender offer for all outstanding shares of Loislaw.com, and that holders of approximately 67 percent of the shares, including Founder and ceo Kyle D. Parker, have agreed to tender their shares.

When the sale is completed, Loislaw will become a unit of Aspen Publishers, Gaithersburg, Md., USA, a provider of legal, business and health care information and a Wolters Kluwer North America company.

Loislaw is a national provider of primary and secondary source material for legal research that is delivered on a subscription basis over the Internet. Loislaw provides more than 2,200 databases and citation research services, containing more than 10 million documents, covering federal case law, statutory law, administrative law, court rules and other legal information for the U.S. as well as for all 50 states and the District of Columbia. Its Lois LawWatch/TM/ provides personalized, intelligent search agents that automatically and continuously search the Loislaw website and notifies subscribers when new documents match their search criteria. In addition, Loislaw's GlobalCite/SM/ allows a Loislaw user to scan all Loislaw databases to find documents that have cited the document the user is viewing.

Loislaw's primary subscribers are mid-size and small law firms (typically with fewer than 20 lawyers), corporate legal departments and judges that depend on the company for current and accurate primary and secondary legal information that is affordable and easy-to-use. In addition, the company provides Loislawschool.com to faculty and students in 95 percent of the American Bar Association accredited law schools.

The acquisition will provide a strong complement to Aspen's current position as a primary publisher of expert-authored proprietary content. Aspen, which has annual sales of approximately $150 million, currently publishes a wide range of practice-focused books, newsletters, cd-roms and online services. Aspen's extensive line of analytical legal materials, combined with Loislaw's source data, will allow for valuable Internet applications that will bring even greater value to the attorney, corporate and education markets.

"Loislaw gives Wolters Kluwer North America and Aspen the opportunity to accelerate our overall strategy and broaden our ability to deliver comprehensive Internet portals to legal professionals," said Hugh Yarrington, member of the Wolters Kluwer nv executive board. "We'll be able to deliver to general and specialized law practices a robust, web-enabled service that includes critical and timely source materials integrated with exclusive topical treatises and analytical works by the world's leading legal authorities."

"Loislaw has been very successful in meeting the affordable, primary legal research needs of firms and sole practitioners," said Kyle Parker, founder and CEO, Loislaw.com, Inc. "This transaction allows us to deliver even greater value and a broader array of products and services to our customers. We look forward to working together with Aspen and Wolters Kluwer as we move forward."

Through the acquisition of Loislaw, Wolters Kluwer will be better able to serve attorneys, particular those in small- and mid-size law firms. The transaction further positions Wolters Kluwer as a major publisher of online legal information and strengthens Aspen's ability to move rapidly ahead with online delivery of its existing proprietary legal content. In addition, the integration of Loislaw into Aspen will give Aspen's large customer base access to Loislaw's timely source data, further enhancing its value proposition to all customers.

Loislaw currently employs approximately 400 employees and has projected 2000 sales of approximately $14 million.

Wolters Kluwer expects Loislaw sales to benefit strongly from this deal, both through the significantly increased customer base and the advantages of Aspen's effective marketing capabilities. Loislaw is expected to pass the break-even point at operating profit (EBITA) level in 2001 and should be able to reach margins in line with those of Wolters Kluwer nv soon thereafter. The transaction will be funded through internal resources and is expected to be cash EPS enhancing in 2002.

Wolters Kluwer expects the tender offer for Loislaw.com shares to be completed by spring of 2001. The agreement is subject to the usual regulatory clearances in the United States.

About Loislaw.com

Loislaw.com (www.loislaw.com) provides lawyers, law firms, law students, law schools, judges, corporate legal departments and libraries with comprehensive, affordable, "must-have" and easy-to-use legal and related information via the Internet and on CD-ROM. The company's website and CD-ROM products feature legal information from over 2,200 databases, estimated to contain over 10 million documents of federal and state law, continuing legal education materials, and other legal information. The federal databases include the official decisions for the U.S. Supreme Court and the 13 U.S. Courts of Appeals, Supreme Court Rules, the U.S. Code, Code of Federal Regulations, the Federal Register, Public Laws of the United States, selected U.S. District Court opinions and selected U.S. Bankruptcy Court opinions. Court opinions, statutes and regulations databases are available for all 50 states and Washington, D.C.

About Wolters Kluwer

Wolters Kluwer nv (www.wolterskluwer.com) is a multinational information services company with annual sales of more than EUR 3 billion (1999), employing 18,000 people in Europe, North America and Asia Pacific. The company's core activities are Legal, Tax & Business, International Health & Science and Education. The Wolters Kluwer certificates of shares are quoted on the Euronext Amsterdam N.V.

For Wolters Kluwer Analysts/Investors:
Annie Hull-Bom, Head of Investor Relations, tel. +31 20 6070 407 ir@wolterskluwer.com


Forward looking statements on Loislaw.com

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are dependent on certain risks and uncertainties. Actual results may differ materially due to a variety of factors, including without limitation the Company's ability to predict and respond to rapid technological changes; the presence of competitors in the web-based legal information market with larger databases and greater financial resources; the availability of free legal information from Internet portal companies and government agencies; the acceptance of the Company's products by its market; the Company's loss of relationships with legal information providers; difficulties managing growth; risks due to the Company's reliance on foreign data converters; legal liability caused by legal information provided in the Company's databases; and the other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission.

Loislaw.com stockholders are advised to read the tender offer regarding the acquisition of Loislaw.com referenced in this news release, which will be filed by Wolters Kluwer with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of Loislaw.com and no expense to them. These documents will also be available at no charge at the SEC's website, www.sec.gov.

Wolters Kluwer
December 19, 2000

Wolters Kluwer to Acquire Loislaw

Wolters Kluwer nv and Loislaw.com, Inc., Van Buren, Ark., USA, an online provider of comprehensive legal information, announced today that they have entered into a definitive agreement for the sale of Loislaw.com (Nasdaq: LOIS) to Wolters Kluwer nv for approximately net USD 95 million, or USD 4.3545 per share. Wolters Kluwer nv said it will commence with a tender offer for all outstanding shares of Loislaw.com, and that holders of approximately 67% of the shares, including Founder and CEO Kyle D. Parker, have agreed to tender their shares.

When the sale is completed, Loislaw will become a unit of Aspen Publishers, Gaithersburg, Md., USA, a provider of legal, business and health care information and a Wolters Kluwer North America company.

Loislaw is a national provider of primary and secondary source material for legal research that is delivered on a subscription basis over the Internet. Loislaw provides more than 2,200 databases and citation research services, containing more than 10 million documents, covering federal case law, statutory law, administrative law, court rules and other legal information for the U.S. as well as for all 50 states and the District of Columbia. Its Lois LawWatch(TM) provides personalized, intelligent search agents that automatically and continuously search the Loislaw website and notifies subscribers when new documents match their search criteria. In addition, Loislaw's GlobalCite(SM) allows a Loislaw user to scan all Loislaw databases to find documents that have cited the document the user is viewing.

Loislaw's primary subscribers are mid-size and small law firms (typically with fewer than 20 lawyers), corporate legal departments and judges that depend on the company for current and accurate primary and secondary legal information that is affordable and easy-to-use. In addition, the company provides Loislawschool.com to faculty and students in 95 percent of the American Bar Association accredited law schools.

The acquisition will provide a strong complement to Aspen's current position as a primary publisher of expert-authored proprietary content. Aspen, which has annual sales of approximately USD 150 million, currently publishes a wide range of practice-focused books, newsletters, CD-ROMS and online services. Aspen's extensive line of analytical legal materials, combined with Loislaw's source data, will allow for valuable Internet applications that will bring even greater value to the attorney, corporate and education markets.

"Loislaw gives Wolters Kluwer North America and Aspen the opportunity to accelerate our overall strategy and broaden our ability to deliver comprehensive Internet portals to legal professionals," said Hugh Yarrington, member of the Wolters Kluwer nv executive board. "We'll be able to deliver to general and specialized law practices a robust, web-enabled service that includes critical and timely source materials integrated with exclusive topical treatises and analytical works by the world's leading legal authorities."

"Loislaw has been very successful in meeting the affordable, primary legal research needs of firms and sole practitioners," said Kyle Parker, founder and CEO, Loislaw.com, Inc. "This transaction allows us to deliver even greater value and a broader array of products and services to our customers. We look forward to working together with Aspen and Wolters Kluwer as we move forward."

Through the acquisition of Loislaw, Wolters Kluwer will be better able to serve attorneys, particular those in small- and mid-size law firms. The transaction further positions Wolters Kluwer as a major publisher of online legal information and strengthens Aspen's ability to move rapidly ahead with online delivery of its existing proprietary legal content. In addition, the integration of Loislaw into Aspen will give Aspen's large customer base access to Loislaw's timely source data, further enhancing its value proposition to all customers.

Loislaw currently employs approximately 400 employees and has projected 2000 sales of approximately USD 14 million.

Wolters Kluwer expects Loislaw sales to benefit strongly from this deal, both through the significantly increased customer base and the advantages of Aspen's effective marketing capabilities. Loislaw is expected to pass the break-even point at operating profit (EBITA) level in 2001 and should be able to reach margins in line with those of Wolters Kluwer nv soon thereafter. The transaction will be funded through internal resources and is expected to be cash EPS enhancing in 2002.

Wolters Kluwer expects the tender offer for Loislaw.com shares to be completed by spring of 2001. The agreement is subject to the usual regulatory clearances in the United States.

About Loislaw.com

Loislaw.com (www.loislaw.com) provides lawyers, law firms, law students, law schools, judges, corporate legal departments and libraries with comprehensive, affordable, "must-have" and easy-to-use legal and related information via the Internet and on CD-ROM. The company's website and CD-ROM products feature legal information from over 2,200 databases, estimated to contain over 10 million documents of federal and state law, continuing legal education materials, and other legal information. The federal databases include the official decisions for the U.S. Supreme Court and the 13 U.S. Courts of Appeals, Supreme Court Rules, the U.S. Code, Code of Federal Regulations, the Federal Register, Public Laws of the United States, selected U.S. District Court opinions and selected U.S. Bankruptcy Court opinions. Court opinions, statutes and regulations databases are available for all 50 states and Washington, D.C.

About Wolters Kluwer

Wolters Kluwer (www.wolterskluwer.com) is a multinational information services company with annual sales of more than EUR 3 billion (1999), employing 18,000 people in Europe, North America and Asia Pacific. The company's core activities are Legal, Tax & Business, International Health & Science and Education. The Wolters Kluwer certificates of shares are quoted on the Euronext Amsterdam N.V.

For further information, please contact:

Loislaw.com, Inc.
105 North 28th Street
Van Buren, AR, 72956
United States
Email:kparker@loislaw.com

Press/Analysts/Investors: Kyle Parker, CEO, tel. +1 501 471 5581

Wolters Kluwer nv
P.O. Box 75248
1070 AE Amsterdam
The Netherlands
e-mail: info@wolterskluwer.com (press)
e-mail: ir@wolterskluwer.com (investor relations)

Press: Patrick Hendriks, Secretary Executive Board, tel. +31 20 6070 450 Analysts/Investors: Annie Hull-Bom, Head of Investor Relations,
                    tel. +31 20 6070 407

Forward looking statements on Loislaw.com

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are dependent on certain risks and uncertainties. Actual results may differ materially due to a variety of factors, including without limitation the Company's ability to predict and respond to rapid technological changes; the presence of competitors in the web-based legal information market with larger databases and greater financial resources; the availability of free legal information from Internet portal companies and government agencies; the acceptance of the Company's products by its market; the Company's loss of relationships with legal information providers; difficulties managing growth; risks due to the Company's reliance on foreign data converters; legal liability caused by legal information provided in the Company's databases; and the other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission.

Loislaw.com stockholders are advised to read the tender offer regarding the acquisition of Loislaw.com referenced in this news release, which will be filed by Wolters Kluwer with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all stockholders of Loislaw.com and no expense to them. These documents will also be available at no charge at the SEC's website, www.sec.gov.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ Kyle D. Parker
                                    ------------------------------
                                    Kyle D. Parker
                                    Chief Executive Officer

                                    Dated:  December 19, 2000